SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

SciClone Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

80862K104

(CUSIP Number)

Sigma-Tau Finanziaria S.p.A.

Corporate Legal Department

Attn: Fabio Amabile

Via Sudafrica, 20

Rome, Italy 00144

Tel. +39 06 54277176

With a copy to:

Peter R. Sternberg, Esq.

Orrick, Herrington & Sutcliffe, LLP

51 West 52nd Street

New York, NY  10019-6142

212-506-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 80862K104

1	Name of Reporting Person: Paolo Cavazza

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds: PF, AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 9,853,261

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 9,853,261

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,853,261

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13

Percent of Class Represented by Amount in Row 11:
20.8% (based on 47,344,274 shares of Common Stock outstanding as of May 6, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 filed with the U.S. Securities and Exchange Commission on May 10, 2010).

14	Type of Reporting Person: IN

CUSIP No. 80862K104

1	Name of Reporting Person: Claudio Cavazza

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds: PF, AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 9,853,261

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 9,853,261

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,853,261

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13

Percent of Class Represented by Amount in Row 11:
20.8% (based on 47,344,274 shares of Common Stock outstanding as of May 6, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 filed with the U.S. Securities and Exchange Commission on May 10, 2010).

14	Type of Reporting Person: IN

CUSIP No. 80862K104

1	Name of Reporting Person: Sigma-Tau Finanziaria S.p.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds: AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 9,853,261

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 9,853,261

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,853,261

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13

Percent of Class Represented by Amount in Row 11:
20.8% (based on 47,344,274 shares of Common Stock outstanding as of May 6, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 filed with the U.S. Securities and Exchange Commission on May 10, 2010).

14	Type of Reporting Person: CO

CUSIP No. 80862K104

1	Name of Reporting Person: Defiante Farmaceutica S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds: WC, AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Portugal

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 9,853,261

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 9,853,261

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,853,261

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13

Percent of Class Represented by Amount in Row 11:
20.8% (based on 47,344,274 shares of Common Stock outstanding as of May 6, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 filed with the U.S. Securities and Exchange Commission on May 10, 2010).

14	Type of Reporting Person: CO

CUSIP No. 80862K104

1	Name of Reporting Person: Aptafin S.p.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds: WC, AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Italy

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 9,853,261

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 9,853,261

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,853,261

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13

Percent of Class Represented by Amount in Row 11:
20.8% (based on 47,344,274 shares of Common Stock outstanding as of May 6, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 filed with the U.S. Securities and Exchange Commission on May 10, 2010).

14	Type of Reporting Person: CO

CUSIP No. 80862K104

1	Name of Reporting Person: Sinaf S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds: OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization: Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0

	8	Shared Voting Power: 9,853,261

	9	Sole Dispositive Power: 0

	10	Shared Dispositive Power: 9,853,261

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,853,261

12	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐

13

Percent of Class Represented by Amount in Row 11:
20.8% (based on 47,344,274 shares of Common Stock outstanding as of May 6, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 filed with the U.S. Securities and Exchange Commission on May 10, 2010).

14	Type of Reporting Person: CO

CUSIP No. 80862K104

This Amendment No. 3 relates to the Schedule 13D filed with the Securities and Exchange Commission on December 16, 2008, by Paolo Cavazza, Claudio Cavazza, Sigma-Tau Finanziaria S.p.A. (“Sigma-Tau”), Defiante Farmaceutica S.A. (“Defiante”), Aptafin S.p.A. (“Aptafin”) and Chaumiere-Consultadoria e Servicos, Sociedade Unipessoal, LdA (“Chaumiere”) (Chaumiere, together with Aptafin, Defiante, Sigma-Tau, Claudio Cavazza and Paolo Cavazza, are the “Reporting Persons”) relating to the Common Stock, $0.001 par value per share (the “Common Stock”), of SciClone Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed on January 2, 2009 by the Reporting Persons and Amendment No. 2 filed on March 31, 2009 by the Reporting Persons (collectively, the “Schedule 13D”).

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended to delete Chaumiere as a “Reporting Person” and to add Sinaf S.A. (“Sinaf”) as a “Reporting Person” and to add thereto the following information:

(a)  This statement is filed by Sinaf and the other Reporting Persons.  The Reporting Persons are filing jointly, and the amended agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 14 and incorporated herein by reference.  Sinaf is 100% directly owned by Aptafin.

(b)  The business address of Sinaf is 11-13, Boulevard de la Foire, L-1528 Luxembourg.

(c), (f)  Sinaf is a Luxembourg corporation.  The principal business of Sinaf is as a parent holding company whose principal assets consist of the common stock of various entities including, among other things, entities participating in the pharmaceutical industry.  Sinaf succeeded to all of the assets and liabilities of Chaumiere as a result of a merger of Chaumiere with and into Sinaf, effective June 29, 2010, consummated pursuant to the laws of Luxembourg (the “Merger”).

The following information with respect to each executive officer and director of Sinaf is set forth in Schedule A hereto: (i) name; (ii) business address; (iii) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

(d), (e)  During the last five years, Sinaf has not, and to the best knowledge of the Reporting Persons, none of the individuals set forth in Schedule A who are executive officers or directors of Sinaf have, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

CUSIP No. 80862K104

Item 3.	Source and Amount of Funds.

Item 3 of the Schedule 13D is hereby amended to add thereto the following information:

The Common Stock held by Chaumiere was transferred by operation of law to Sinaf pursuant to the Merger. The Merger did not involve payment of any consideration for the transfer of such Common Stock.

Item 5.	Interest in Securities of the Company.

Item 5 of the Schedule 13D is hereby amended to add thereto the following information:

(a), (b) The Reporting Persons beneficially own an aggregate of 9,853,261 shares of Common Stock of the Issuer, representing approximately 20.8% of the Common Stock outstanding as of May 6, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010 filed with the U.S. Securities and Exchange Commission on May 10, 2010.  Because they may be considered a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, the Reporting Persons may be deemed to beneficially own (i) the 822,815 shares directly owned by Paolo Cavazza, (ii) the 394,615 shares directly owned by Claudio Cavazza, (iii) the 6,580,938 shares directly owned by Defiante, (iv) the 765,841 shares directly owned by Aptafin and (v) the 1,289,052 shares directly owned by Sinaf.  References to beneficial ownership are made herein solely with respect to U.S. securities laws.

Pursuant to Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, Sinaf may be deemed to be the beneficial owner of 9,853,261 shares of Common Stock of the Issuer, which constitutes approximately 20.8% of the Common Stock outstanding.  The number of shares of Common Stock as to which Sinaf has the sole power to vote or to direct the vote is zero.  The number of shares of Common Stock as to which Sinaf shares the power to vote or to direct the vote is 9,853,261.  The number of shares of Common Stock as to which Sinaf has the sole power to dispose or to direct the disposition is zero.  The number of shares of Common Stock as to which Sinaf shares the power to dispose or to direct the disposition is 9,853,261.

To the best knowledge of the Reporting Persons, none of the executive officers or directors of Sinaf listed on Schedule A hereto own any Common Stock directly.  By virtue of their position as executive officers or directors of Sinaf, such persons may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock beneficially owned by Reporting Persons.  Such persons listed on Schedule A, except for those who are Reporting Persons, disclaim beneficial ownership of the Common Stock beneficially owned by the Reporting Persons.

(c)  No transactions involving the Common Stock of the Issuer were effected during the past sixty days by Sinaf, other than the transfer of Common Stock to Sinaf as a result of the Merger.

(d)  No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock directly beneficially owned by the Reporting Persons.

(e)  On June 29, 2010, Chaumiere ceased to be the beneficial owner of more than five percent of Common Stock as a result of the Merger.

CUSIP No. 80862K104

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.
Item 6 of the Schedule 13D is hereby amended to add the following information: The 1,289,052 shares of Common Stock directly owned by Sinaf were acquired from Chaumiere pursuant to the Merger.

Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following exhibits:
Exhibit 14	Amended Joint Filing Agreement, dated July 13, 2010, by and among the Reporting Persons
Exhibit 15	Power of Attorney, dated July 2, 2010, by Sinaf
Exhibit 16	Power of Attorney, dated February 29, 2008, by Paolo Cavazza
Exhibit 17	Power of Attorney, dated March 5, 2008, by Claudio Cavazza
Exhibit 18	Power of Attorney, dated October 30, 2009, by Sigma-Tau
Exhibit 19	Power of Attorney, dated October 30, 2009, by Defiante
Exhibit 20	Plan of Merger, dated May 20, 2010, by and between Sinaf and Chaumiere (English translation)

[Signature pages to follow]

CUSIP No. 80862K104

SignatureS

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 13, 2010

PAOLO CAVAZZA

By:	/s/ Nicola Wullschleger
Name: Nicola Wullschleger
Title: Attorney-in-fact

CLAUDIO CAVAZZA

By:	/s/ Nicola Wullschleger
Name: Nicola Wullschleger
Title: Attorney-in-fact

SIGMA-TAU FINANZIARIA S.P.A.

By:	/s/ Fabio Amabile
Name: Fabio Amabile
Title: Attorney-in-fact

DEFIANTE FARMACEUTICA S.A.

By:	/s/ Fabio Amabile
Name: Fabio Amabile
Title: Attorney-in-fact

CUSIP No. 80862K104

APTAFIN S.P.A.

By:	/s/ Antonio Nicolai
Name: Antonio Nicolai
Title: Attorney-in-fact

SINAF S.A.

By:	/s/ Nicola Wullschleger
Name: Nicola Wullschleger
Title: Attorney-in-fact

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS

Sigma-Tau Finanziaria S.p.A

NAME	POSITION	TITLE and BUSINESS ADDRESS	CITIZENSHIP
Claudio Cavazza	President	Pharmaceutical Industry Entrepreneur via Pontina Km. 30,400 – 00040, Pomezia (Rome) Italy	Italian
Ugo Di Francesco	Vice President and Chief Executive Officer	Executive Sigma-Tau Finanziaria SpA via Sudafrica, 20, 00144 Rome, Italy	Italian
Marco Codella	Managing Director	Executive Sigma-Tau Industrie Farmaceutiche Riunite SpA via Pontina Km. 30,400 – 00040, Pomezia (Rome) Italy	Italian
Mauro Bove	Managing Director	Executive Sigma-Tau Finanziaria SpA via Sudafrica, 20, 00144 Rome, Italy	Italian
Stefano Marino	Managing Director	Executive Sigma-Tau Industrie Farmaceutiche Riunite SpA via Pontina Km. 30,400 – 00040, Pomezia (Rome) Italy	Italian
Trevor M. Jones CBA	Director	Professor Woodhyrst House 18 Friths Drive REIGATE Surrey Great Britain	British
Emilio Platè	Director	Business Consultant Sigma-Tau Finanziaria SpA Via Finocchiaro Aprile n.5, Varese (Italy)	Italian
Mario Artali	Director	Deputy Chairman Banca Popolare di Milano Piazza F. Meda 4, 20121 Milano , Italy	Italian
Enrico Cavazza	Director	Executive Sigma-Tau Industrie Farmaceutiche Riunite SpA via Pontina Km. 30,400 – 00040, Pomezia (Rome) Italy	Italian
Marco Cerrina Feroni	Director	Executive Intesa Sanpaolo SpA Piazza Paolo Ferrari 10 20121 Milano, Italy	Italian

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS

Defiante Farmaceutica S.A.

NAME	POSITION	TITLE and BUSINESS ADDRESS	CITIZENSHIP
Massimo Mineo	Director	Executive Sigma-Tau Industrie Farmaceutiche Riunite SpA via Pontina Km. 30,400 – 00040, Pomezia (Rome) Italy	Italian
Raffaele Sanguigni	Director - President	Executive Sigma-Tau Industrie Farmaceutiche Riunite SpA via Pontina Km. 30,400 – 00040, Pomezia (Rome) Italy	Italian
Paulo Alexandre da Mota Viegas	Director	General Manager Defiante Farmaceutica SA Rua da Alfândega, n. 78 Funchal – Madeira (Portugal) 9000-059	Portuguese
Pedro Moreira da Cruz Quintas	Director	Attorney QJF Sociedade de Advogados Rua dos Ferreiros, 260 Funchal – Madeira (Portugal) 9000-082	Portuguese
Carla Emanuel Arruda Jardim Fernandes	Director	Attorney QJF Sociedade de Advogados Rua dos Ferreiros, 260 Funchal – Madeira (Portugal) 9000-082	Portuguese

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS

Aptafin S.p.A.

NAME	POSITION	TITLE and BUSINESS ADDRESS	CITIZENSHIP
Cristina Cavazza	President	Journalist Via Andrea Maria Ampère 97 20131 Milano - (Italy)	Italian
Maurizio Terenzi	Managing Director	Managing Director Aptafin S.p.A. Viale Shakespeare 47 00144 Rome (Italy)	Italian
Antonio Nicolai	Director	President Sigma-Tau Pharmaceuticals, Inc. 9841 Washingtonian Blvd., Suite 500, Gaithersburg, MD 20878	Italian
Emanuela Cavazza	Vice President	Actress Viale dell’Umanesimo 178 – 00144 Rome (Italy)	Italian

Schedule A

EXECUTIVE OFFICERS AND DIRECTORS

Sinaf S.A.

NAME	POSITION	TITLE and BUSINESS ADDRESS	CITIZENSHIP
Luca Checchinato	President	Director Société Européenne de Banque 19-21, Boulevard du Prince Henri, L-1724 Luxembourg	Italian
Luca Antognoni	Director	Employee Société Européenne de Banque 19-21, Boulevard du Prince Henri, L-1724 Luxembourg	Italian
Cristobalina Moron	Director	Employee Société Européenne de Banque 19-21, Boulevard du Prince Henri, L-1724 Luxembourg	French
Sebastien Schaak	Director	Employee Société Européenne de Banque 19-21, Boulevard du Prince Henri, L-1724 Luxembourg	French
Emilio Martinenghi	Director	Business Consultant Wullschleger Martinenghi Manzini Servizi Fiduciari SA Via alla Campagna 2a, CH-6904 Lugano, Switzerland	Swiss
Antonio Nicolai	Director	President Sigma-Tau Pharmaceuticals, Inc. 9841 Washingtonian Blvd., Suite 500, Gaithersburg, MD 20878	Italian